SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 3)

MICROVISION, INC.

(Name of Subject Company (Issuer) Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

594960106

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Thomas M. Walker

Vice President, General Counsel

Microvision, Inc.

6222 185th Avenue NE

Redmond, WA 98052

(425) 415-6847 (telephone)

(425) 936-4413 (facsimile)

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Joel F. Freedman, Esq.

Ropes & Gray

One International Place

Boston, Massachusetts 02110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,015,000	$429.61
*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 2,317,499 shares of common stock of Microvision, Inc. having an aggregate value of $4,015,000 as of April 11, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.

Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Schedule TO, originally filed with the Securities and Exchange Commission on April 18, 2006 and amended on April 25, 2006 and May 1, 2006, relating to the exchange offer by Microvision, Inc., a Delaware Corporation (the “Company”) to its employees to exchange all outstanding options granted on or prior to March 31, 2006 and vested with respect to 25% or more of the shares of common stock subject to the option granted under the Microvision, Inc. 1996 Stock Option Plan, as amended (the “Plan”) or granted under various Non-Qualified Stock Option Agreements outside the Plan to purchase shares of the Company’s common stock, par value $0.001 per share, for new options to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange, the letter accompanying the Offer to Exchange and the related Election Form. Capitalized terms used and not defined herein have the meanings specified in the Offer to Exchange and the Schedule TO.

This Amendment No. 3 reflects amendments that were made to the Offer to Exchange in the Summary Term Sheet and in Section F to clarify certain terms of the offer.

ITEM 12.	EXHIBITS

(a)    (1) Offer to Exchange, dated April 18, 2006.

(2) Letter Accompanying the Offer to Exchange, dated April 18, 2006.*

(3) Amended and Restated Form of Election Form.*

(4) Forms of Reminder E-mails and Voicemails to Employees*

(5) Forms of Confirmation E-mails to Employees*

(6) The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as amended by a Form 10-K/A filed with the Securities and Exchange Commission on March 31, 2006 (incorporated herein by reference).

(b)	Not applicable.

(d)    (1) The Microvision, Inc. 1996 Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(2) The Microvision, Inc. Independent Director Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(3) The Microvision, Inc. Stock Option Agreement for Independent Directors (Non-Plan Grant), as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(4) Form of Non-Qualified Stock Option Agreements granted outside the Plan (incorporated herein by reference to the Company’s Schedule TO filed on November 1, 2002).

(g) Not applicable.

(h) Not applicable.

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date: May 2, 2006

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Name: Thomas M. Walker
Title: Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit Number

(a	)(1)	Offer to Exchange, dated April 18, 2006.

(a	)(2)	Letter Accompanying the Offer to Exchange, dated April 18, 2006.*

(a	)(3)	Amended and Restated Form of Election Form.*

(a	)(4)	Forms of Reminder E-mails and Voicemails to Employees*

(a	)(5)	Forms of Confirmation E-mails to Employees*

(a	)(6)	The Company’s annual report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, as amended by a Form 10-K/A filed with the Securities and Exchange Commission on March 31, 2006 (incorporated herein by reference).

(d	)(1)	The Microvision, Inc. 1996 Stock Option Plan, as amended (incorporated herein by reference the 2002 Proxy Statement (File No. 000-21221)).

(d	)(2)	The Microvision, Inc. Independent Director Stock Option Plan, as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(d	)(3)	The Microvision, Inc. Stock Option Agreement for Independent Directors (Non-Plan Grant), as amended (incorporated herein by reference to the 2002 Proxy Statement (File No. 000-21221)).

(d	)(4)	Form of Non-Qualified Stock Option Agreements granted outside the Plan (incorporated herein by reference to the Company’s Schedule TO filed on November 1, 2002).

*	Previously filed.